

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2012

Via E-mail
Neil Koehler
President and Chief Executive Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California 95814

> **Re:** **Pacific Ethanol, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2011**
> **File No. 333-178685**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-21467**

Dear Mr. Koehler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1. Please note that all outstanding comments on your filings must be resolved before we will accept a request for acceleration of the effectiveness of your registration statement.

Consolidation of Variable Interest Entities, page 40

2. According to your response, you have determined New PE Holdco is a VIE based on the criterion in paragraph 14(b)(1) of ASC 810-10-15. While you perform the day-to-day management and operational duties, the equity holders appear to have significant ability to make decisions through the exercise of voting rights (e.g. approval of budgets, approval of a change in a Plant's operational status, borrowing or refinancing debt, entering into contracts over $1 million or one year in duration, making certain capital expenditures, etc.) Some actions require the consent of all owners and others require the consent of holders of 67% or 85% of the ownership interests. We note your disclosure on

page 5 that you are "largely dependent on the business judgment of the other owners of New PE Holdco in respect of a number of significant matters bearing on the operations of the Pacific Ethanol Plants." Please clarify why you believe the equity owners do not have the ability to make decisions about New PE Holdco activities that have a significant effect on its success.

Background, page 43

3. We have read your response to comment six from our letter dated November 10, 2011. You state that you did not provide any direct consideration for the Call Option. Instead you released certain claims you had against the bankrupt estate and the bankrupt estate released certain claims it had against you. Please amend your Form S-1 to quantify the claims you released against the bankrupt estate and claims the bankrupt estate released against you.

Note 7 – Commitments and Contingencies, page F-16

4. We have read your response to comment seven from our letter dated November 10, 2011. On page F-16 you disclose that the ultimate liability for legal proceedings, claims and litigation cannot be determined. However, it is not clear whether you can disclose an estimate of the loss or range of loss for contingencies where there is at least a reasonable possibility of loss. Please amend your Form S-1 to disclose an estimate of the possible loss or range of loss in excess of accrual, or a statement that such an estimate cannot be made. This comment is also applicable to your disclosure on page F-61. Refer to ASC 450-20- 50, paragraphs 3-5 for guidance.

Exhibit 5.1

5. We note that the fourth paragraph refers to "Shares". This term is not defined in the opinion. Please have counsel revise the opinion to cover "Common Stock". We further note that counsel has not provided an opinion that the Common Stock is validly issued, fully paid and non-assessable. Please file a revised opinion to address these issues.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements. You may contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc:     Via E-mail
        Larry Cerutti, Esq.